UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc
Date:	31 October 2008
To:	London Stock Exchange JSE Limited New York Stock Exchange
For Release:	Immediately
Contact:	Mimi Ajibadé +44 (0) 20 7802 4116
BHP Billiton Plc - Annual Information Update

BHP Billiton Plc ('the Company') announces that, in accordance with the requirements of Prospectus Rule 5.2., the information set out in Appendix 1 to this Update has been published or made available to the public over the twelve months to 29 October 2008 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. This Update is made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this Update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000 Telephone: +61 1300 55 4757 Facsimile +61 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place, London SW1V 1BH UK Telephone: +44 20 7802 4000 Facsimile +44 20 7802 4111

APPENDIX 1

1.    Regulatory announcements

The following announcements were made via a Regulatory Information Service on the dates indicated.  Copies of these announcements can be viewed at the London Stock Exchange's ('LSE') website at www.londonstockexchange.co.uk under code BLT and on the Company's website at www.bhpbilliton.com.

The Company has a secondary listing on JSE Limited ('JSE') and the Company's ADRs are listed on the US Securities and Exchange Commission ('SEC'). The announcements were also submitted to the JSE and the New York Stock Exchange ('NYSE'), consequently copies may also be viewed at the JSE's website at www.jse.co.za under code BIBLT and the SEC's website at www.sec.gov under code BBL.
Date	Description	LSE	NYSE	JSE	SEC
22/10/2007	Transaction in Shares	✓	✓	✓	✓
22/10/2007	Director/PDMR Shareholding	✓	✓	✓	✓
23/10/2007	Production Report Q/E 30 September 2007	✓	✓	✓	✓
23/10/2007	Exploration & Development Report Q/E 30 September 2007	✓	✓	✓	✓
23/10/2007	Transaction in Shares	✓	✓	✓	✓
23/10/2007	Director/PDMR Shareholding	✓	✓	✓	✓
24/10/2007	Transaction in Shares	✓	✓	✓	✓
24/10/2007	Director/PDMR Shareholding	✓	✓	✓	✓
25/10/2007	Transaction in Shares	✓	✓	✓	✓
25/10/2007	Transaction in Shares	✓	✓	✓	✓
25/10/2007	BHP Billiton Plc AGM Speeches 2007	✓	✓	✓	✓
26/10/2007	Transaction in Shares	✓	✓	✓	✓
29/10/2007	Transaction in Shares	✓	✓	✓	✓
30/10/2007	Transaction in Shares	✓	✓	✓	✓
31/10/2007	Transaction in Shares	✓	✓	✓	✓
01/11/2007	Transaction in Shares	✓	✓	✓	✓
02/11/2007	Director/PDMR Shareholding	✓	✓	✓	✓
02/11/2007	Transaction in Shares	✓	✓	✓	✓
05/11/2007	Director/PDMR Shareholding	✓	✓	✓	✓
05/11/2007	Transaction in Shares	✓	✓	✓	✓
06/11/2007	Transaction in Shares	✓	✓	✓	✓
06/11/2007	Director/PDMR Shareholding	✓	✓	✓	✓
07/11/2007	Transaction in Shares	✓	✓	✓	✓
07/11/2007	Director/PDMR Shareholding	✓	✓	✓	✓
08/11/2007	Transaction in Shares	✓	✓	✓	✓
08/11/2007	Director/PDMR Shareholding	✓	✓	✓	✓
08/11/2007	Transaction in Shares	✓	✓	✓	✓
08/11/2007	Total Voting Rights	✓	✓	✓	✓
08/11/2007	Market Speculation	✓	✓	✓	✓
09/11/2007	Transaction in Shares	✓	✓	✓	✓
09/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
12/11/2007	Transaction in Shares	✓	✓	✓	✓
12/11/2007	Proposed Combination with Rio Tinto to Unlock Value	✓	✓	✓	✓
13/11/2007	Transaction in Shares	✓	✓	✓	✓
13/11/2007	Transaction in Shares	✓	✓	✓	✓
14/11/2007	Transaction in Shares	✓	✓	✓	✓
14/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
15/11/2007	Transaction in Shares	✓	✓	✓	✓
15/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
16/11/2007	Transaction in Shares	✓	✓	✓	✓
16/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
19/11/2007	Transaction in Shares	✓	✓	✓	✓
19/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
20/11/2007	Appointment of Andrew Mackenzie	✓	✓	✓	✓
20/11/2007	Transaction in Shares	✓	✓	✓	✓
20/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
21/11/2007	Transaction in Shares	✓	✓	✓	✓
21/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
22/11/2007	Transaction in Shares	✓	✓	✓	✓
22/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
23/11/2007	Rule 8.1 Transactions Announcement	✓	✓	✓	✓
23/11/2007	Transaction in Shares	✓	✓	✓	✓
23/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
26/11/2007	Transaction in Shares	✓	✓	✓	✓
26/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
27/11/2007	Transaction in Shares	✓	✓	✓	✓
27/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
28/11/2007	Transaction in Shares	✓	✓	✓	✓
28/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
28/11/2007	BHP Billiton Limited AGM Speeches 2007	✓	✓	✓	✓
28/11/2007	BHP Billiton Limited AGM Voting Results	✓	✓	✓	✓
29/11/2007	Rule 8.1 Transactions Announcement	✓	✓	✓	✓
29/11/2007	Transaction in Shares	✓	✓	✓	✓
29/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
30/11/2007	Transaction in Shares	✓	✓	✓	✓
30/11/2007	Rule 2.10 Announcement	✓	✓	✓	✓
03/12/2007	Total Voting Rights	✓	✓	✓	✓
03/12/2007	Transaction in Shares	✓	✓	✓	✓
03/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
04/12/2007	Assessment by Australian Tax Office	✓	✓	✓	✓
04/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
04/12/2007	Transaction in Shares	✓	✓	✓	✓
04/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
05/12/2007	Transaction in Shares	✓	✓	✓	✓
05/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
06/12/2007	Transaction in Shares	✓	✓	✓	✓
06/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
06/12/2007	Reduction in Capital	✓	✓	✓	✓
06/12/2007	Notification of Major Interest	✓	✓	✓	✓
07/12/2007	Approves Klipspruit Project	✓	✓	✓	✓
07/12/2007	Transaction in Shares	✓	✓	✓	✓
07/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
10/12/2007	Transaction in Shares	✓	✓	✓	✓
10/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
11/12/2007	Transaction in Shares	✓	✓	✓	✓
11/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
12/12/2007	Transaction in Shares	✓	✓	✓	✓
12/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
12/12/2007	Reiterates the Compelling Logic of its Three for One Share Proposal to Combine with Rio Tinto	✓	✓	✓	✓
13/12/2007	Transaction in Shares	✓	✓	✓	✓
13/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
14/12/2007	Transaction in Shares	✓	✓	✓	✓
14/12/2007	Rule 2.10 Announcement	✓	✓	✓	✓
14/12/2007	Share Buy Back Program	✓	✓	✓	✓
17/12/2007	Board Appointment	✓	✓	✓	✓
19/12/2007	Approves Kipper Gas Field Development Offshore Victoria	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
19/12/2007	Director/PDMR Shareholding	✓	✓	✓	✓
21/12/2007	BHP Billiton Notes UK Takeover Panel Executive Deadline	✓	✓	✓	✓
24/11/2007	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
31/12/2007	Total Voting Rights	✓	✓	✓	✓
03/01/2008	Director/PDMR Shareholding	✓	✓	✓	✓
03/01/2008	Rule 2.10 Announcement	✓	✓	✓	✓
03/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
03/01/2008	Transaction in Shares	✓	✓	✓	✓
04/01/2008	Director/PDMR Shareholding	✓	✓	✓	✓
07/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
07/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
08/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
08/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
08/01/2008	Rule 8.1 Transactions Announcement (Rio Tinto Limited)	✓	✓	✓	✓
08/01/2008	Rule 8.1 Transaction Announcement	✓	✓	✓	✓
09/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
11/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
11/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
15/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
17/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
21/01/2008	Iron Ore - Media Briefing	✓	✓		✓
21/01/2008	Rule 8.1 Transaction Announcement	✓			✓
21/01/2008	Rule 8.1 Transactions Announcement (Rio Tinto Limited)	✓			✓
22/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
22/01/2008	Approves Investment in Newcastle Third Export Coal Terminal	✓	✓	✓	✓
23/01/2008	Production Report H/Y Ended 31 December 2007	✓	✓	✓	✓
23/01/2008	Exploration & Development Report Q/E 31 December 2007	✓	✓	✓	✓
23/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
24/01/2008	Force Majeure	✓	✓	✓	✓
24/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
31/01/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
31/01/2008	Total Voting Rights	✓	✓	✓	✓
01/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
04/02/2008	Approves Funding For Accelerated Growth At Western Australia Iron Ore	✓	✓	✓	✓
06/02/2008	Interim Results	✓	✓	✓	✓
06/02/2008	Interim Results - Presentation	✓	✓	✓	✓
06/02/2008	Offer for Rio Tinto - Part 1	✓	✓	✓	✓
06/02/2008	Offer for Rio Tinto - Part 2	✓	✓	✓	✓
06/02/2008	Offer for Rio Tinto - Presentation	✓	✓	✓	✓
07/02/2008	Reduction in Share Capital	✓	✓	✓	✓
07/02/2008	Rule 2.10 Announcement	✓	✓	✓	✓
08/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
12/02/2008	Letter to Shareholders	✓	✓	✓	✓
13/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
15/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
18/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
19/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
19/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
20/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
22/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/02/2008	Heavy January and February Rainfall Causes Production Impact at Queensland Coal Operations	✓	✓	✓	✓
26/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
26/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
27/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
28/02/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
29/02/2008	Approves Douglas-Middelburg Optimisation Project	✓	✓	✓	✓
29/02/2008	Total Voting Rights - BHP Billiton Plc	✓	✓	✓	✓
04/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
04/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
04/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
05/03/2008	Chairman Addresses the ASX/Australian Shareholders' Association	✓	✓		✓
05/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
06/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
07/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
10/03/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
11/03/2008	South African Power Reduction Impact on BHP Billiton Aluminium	✓	✓	✓	✓
12/03/2008	Notice of Dividend and AGM Dates	✓	✓	✓	✓
31/03/2008	Approves Funding For North West Shelf North Rankin Gas Compression Project	✓	✓	✓	✓
02/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/04/2008	Director/PDMR Shareholding	✓	✓	✓	✓
03/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
04/04/2008	Assessment by Australian Taxation Office	✓	✓	✓	✓
07/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
09/04/2008	Metallurgical Coal Price Negotiations Update	✓	✓	✓	✓
10/04/2008	ASX (Share) Price Query	✓	✓		✓
11/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
14/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
14/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
14/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
21/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
24/04/2008	Production Report - Nine Months Ended 31 March 2008	✓	✓	✓	✓
24/04/2008	Exploration & Development Report Q/E 31 March 2008	✓	✓	✓	✓
28/04/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
01/05/2008	Approves Worsley Alumina Efficiency and Growth Project	✓	✓	✓	✓
02/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
09/05/2008	Interest in Shares	✓	✓	✓	✓
12/05/2008	Plan of Arrangement To Acquire Anglo Potash Ltd	✓	✓	✓	✓
12/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
12/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
14/05/2008	Provides Further Details On Its Future Growth Profile	✓	✓	✓	✓
27/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
27/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
27/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
28/05/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
30/05/2008	BHP Billiton Files Form CO	✓	✓	✓	✓
02/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
05/06/2007	BHP Billiton Mitsubishi Alliance Lifts Force Majeure	✓	✓	✓	✓
09/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
09/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
12/06/2008	Furnace Rebuild At Kalgoorlie Nickel Smelter	✓	✓	✓	✓
17/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
17/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
17/06/2008	Annual Information Update	✓		✓	✓
24/06/2008	Increase in Iron Ore and Manganese Resources and Reserves	✓	✓	✓	✓
25/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
30/06/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
01/07/2008	Director/PDMR Shareholding	✓	✓	✓	✓
02/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
02/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/07/2008	Early Termination of HSR Waiting Period For Its Proposed Acquisition of Rio Tinto	✓	✓	✓	✓
04/07/2008	Agrees Iron Ore Prices with Baosteel, China	✓	✓	✓	✓
07/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
07/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
15/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
15/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
17/07/2008	BHP Billiton Mitsubishi Alliance Entered into an Agreement to Acquire the New Saraji Coal Project	✓	✓	✓	✓
23/07/2008	Production Report Y/E 30 June 2008	✓	✓	✓	✓
23/07/2008	Exploration & Development Report Q/E 30 June 2008	✓	✓	✓	✓
23/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
23/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
25/07/2008	Approves Turrum Field Development Offshore Victoria	✓	✓	✓	✓
28/07/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
30/07/2008	Letter to Rio Tinto Shareholders	✓	✓	✓	✓
14/08/2008	Board Appointments	✓	✓	✓	✓
18/08/2008	Preliminary Results Y/E 30 June 2008	✓	✓	✓	✓
19/08/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
01/09/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
04/09/2008	Directors/PDMR Shareholding	✓	✓	✓	✓
04/09/2008	Directors/PDMR Shareholding	✓	✓	✓	✓
05/09/2008	Notification of Major Interest	✓	✓	✓	✓
05/09/2008	Notification of Major Interest	✓	✓	✓	✓
05/09/2008	Notification of Major Interest	✓	✓	✓	✓
08/09/2008	Letter to BHP Billiton Shareholders	✓	✓	✓	✓
08/09/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
09/09/2008	Holding(s) in Company	✓	✓	✓	✓
09/09/2008	Holding(s) in Company	✓	✓	✓	✓
12/09/2008	Holding(s) in Company	✓	✓	✓	✓
16/09/2008	BHP Billiton's US Annual Report (Form 20-F)	✓	✓	✓	✓
16/09/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
16/09/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
24/09/2008	2008 US Annual Report (Form 20-F) - Amendment	✓			✓
24/09/2008	UK Listing Authority Submissions - 2008 Annual Report, Concise Annual Report, Notice of AGM	✓		✓	✓
24/09/2008	Notice of Interim Dividend	✓	✓	✓	✓
24/09/2008	Statement Re: High Court Decision regarding rail lines in the Pilbara, Western Australia	✓	✓	✓	✓
29/09/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
01/10/2008	ACCC Clears Proposed Acquisition of Rio Tinto	✓	✓	✓	✓
03/10/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/10/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
03/10/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
07/10/2008	BHP Billiton Files Form F-4 regarding Offer for Rio Tinto	✓	✓	✓	✓
07/10/2008	Directors/PDMR Shareholding	✓	✓	✓	✓
08/10/2008	Rule 8.1 Transaction Announcement	✓		✓
13/10/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
13/10/2008	Rule 8.1 Transaction Announcement	✓		✓	✓
21/10/2008	Notification of Change of Interests of Persons Discharging Managerial Responsibility (Mr A Vanselow)	✓	✓	✓	✓
22/10/2008	BHP Billiton Production Report Q/E Ended 30 September 2008	✓	✓	✓	✓
22/10/2008	BHP Billiton E&D Report Q/E 30 September 2008	✓	✓	✓	✓
23/10/2008	BHP Billiton Plc AGM 2008 - Speeches	✓	✓	✓	✓
27/10/2008	BHP Billiton Iron Ore Presentation - Aus Site Visit	✓	✓	✓	✓
27/10/2008	BHP Billiton Petroleum Presentation - Aus Site Visit	✓	✓	✓	✓
27/10/2008	Treasurer's Decision on Third Party Rail Access	✓	✓	✓	✓
28/10/2008	BHP Billiton SSM Presentation - Aus Site Visit	✓	✓	✓	✓
28/10/2008	BHP Billiton Mt Keith Presentation - Aus Site Visit	✓	✓	✓	✓
29/10/2008	BHP Billiton Ravensthorpe Presentation - Aus Site Visit	✓	✓	✓	✓
29/10/2008	BHP Billiton Plc - Notification of information filed with the Australian Securities Exchange	✓		✓

2.    Documents filed with the Registrar of Companies

The following documents were filed at Companies House on the dates indicated. Copies of these documents may also be obtained by application to Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, via email to enquiries@companies-house.gov.uk, or if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.
Date	Brief Description
22/10/2007	Revised Articles of Association
25/10/2007	Reduction in Issued Capital
06/12/2007	Reduction in Issued Capital
10/12/2007	Form 288c Director Resigned: David Brink
14/12/2007	2007 BHP Billiton Plc AGM Resolutions and Revised Articles of Association
11/01/2008	Form 288a - New Director Appointed: David Morgan
22/01/2008	Group Accounts To 30 June 2008
07/02/2008	Reduction in Issued Capital
16/05/2008	Forms 288c - Director's Particulars Marius Kloppers: occupation recorded and address particulars
22/05/2008	Form 288b - Secretary Resigned: Robert Franklin
27/06/2008	Form 363a - 2008 Annual Return
09/07/2008	Interim Accounts
01/09/2008	Form 288a - Director Appointed: Keith Christopher Rumble
03/09/2008	Form 288a - Director Appointed: David Raymond Morgan address particulars
Form 288a - Secretary Appointed: Jane McAloon
Form 288b - Secretary Resigned: Ines Watson
14/10/2008	Form 353 - Location of Register of Members

3.  Documents filed with the Financial Services Authority

The following documents were filed with the Financial Services Authority on the dates indicated.  These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.
Date of filing	Brief description of document filed
16/09/2008	2008 US Annual Report (Form 20-F)
24/09/2008	2008 Annual Report, Concise Annual Report, Sustainability Report, Notice of AGM and Proxies
07/10/2008	Form F-4 Registration Statement

4. Documents filed at the Securities and Exchange Commission ('SEC')

The Company has filed a number of documents with SEC, as listed in 1. In addition, Form 20-F for the year ended 30 June 2008 was filed on with the SEC on 24 September 2008. These documents may be viewed on the SEC's website at www.sec.gov

Copies of the 2008 Annual Reports 2008, the Annual General Meeting documentation and 2008 Form 20-F can be found on the Company's website www.bhpbilliton.com

For further information, please contact Elizabeth Hobley, Deputy Company Secretary, at the registered address (set out above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 31 October 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary